March 3, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Kari Jin, Staff Accountant

Re:	Blue Coat Systems, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2007
Form 10-Q for the Quarterly Period Ended October 31, 2007
Form 8-K filed on November 20, 2007
File No. 0-28139

Dear Ms. Collins and Ms. Jin:

Brian M. NeSmith, President and CEO of Blue Coat Systems, Inc. (the “Company”), has received your letter, dated February 20, 2008, in connection with the above-referenced filings.

As requested, we are writing to inform you that the Company intends to respond to the Staff’s letter no later than March 19, 2008.

Please do not hesitate to contact me by phone at (408) 220-2085, or by telecopy at (408) 220-2175, should you have any comments or questions with respect to the foregoing.

Sincerely,

/s/ Betsy E. Bayha
Betsy E. Bayha Senior Vice President, General Counsel and Secretary